UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AZZ Inc.
(Exact name of registrant as specified in its charter)

Texas	1-12777	75-0948250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Museum Place, Suite 500 3100 West 7th Street Fort Worth, Texas		76107
(Address of principal executive offices)		(Zip Code)

Tara D. Mackey, Chief Legal Officer and Secretary (817) 810-0095
(Name and telephone number, including area code, of the person to contract in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of AZZ Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on the Company's website at www.azz.com/investor-relations/SECFilings and on the SEC's EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2018

AZZ Inc.

By: /s/ Tara D. Mackey
Tara D. Mackey
Chief Legal Officer and Secretary